Exhibit 99.5

Financial Statement Request Form

Rather than receiving financial statements by mail, you may choose to access them at www.sedar.com. If you would like to receive either interim financial statements and associated Management Discussion and Analysis and/or the annual financial statements and associated Management Discussion and Analysis, please make your selection below.

Please select one or both of the following options:	_______Interim Financial Statements
_______Annual Financial Statements

Name:
Address: Street Name & Number Apt. or Suite
City Prov. or State Country Postal or Zip Code
Email Address: ____________________________
Preferred Method of Communication: Email: _________ or Mail: _________
*Signature: ______________________________ Date: ___________________________

PLEASE RETURN YOUR COMPLETED REQUEST FORM BY MAIL TO:

ALMADEN MINERALS LTD.
1103 - 750 WEST PENDER STREET
VANCOUVER, B.C.
V6C 2T8

OR BY FAX TO: 604-689-7645

OR BY EMAIL TO: info@almadenminerals.com